May 3, 2013
Via Email

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.
20549

Attention: Christina Chalk, Senior Special Counsel
Office of Mergers and Acquisitions

Dear Sirs/Mesdames:

Atlas Financial Holdings, Inc. - Schedule TO-I filed April 12, 2013
SEC File No. 5-87093

First Comment Letter

This letter is in response to your comment letter dated April 30, 2013 (the “First Comment Letter”) issued with respect to Atlas Financial Holdings, Inc. (“Atlas” or the “Company”).

Responses to your comments contained in the First Comment Letter are set out below (your comments are reproduced in italics, followed by the corresponding responses). Unless otherwise noted, all of the responses are solely based on information and advice provided to us by, or on behalf of, Atlas. Capitalized terms used herein without definition have the meanings given to them in the circular of the Company dated April 12, 2013 (the “Circular”).
Please note that the Special Committee has decided to increase the Purchase Price from U.S.$0.80 to U.S.$1.25 for a unit of three Warrants and to vary the conditions of the Offer such that it is now conditional on 100% of the Warrants being validly deposited and not withdrawn (the “Minimum Tender Condition”). This Purchase Price is within the range established by an independent expert based on market activity subsequent to the original offer. An amended Schedule TO-I/A has or will be filed on EDGAR and a related notice of change and variation (the “Notice of Change and Variation”) has or will be mailed to Warrantholders setting out the changes to the information contained in the Offer to Purchase and Circular. The Notice of Change and Variation is incorporated by reference into the amended Schedule TO-I/A and included as an exhibit.
Responses to the First Comment Letter

1
We note the statement under Item 10(b) of Schedule TO-I to the effect that the Atlas Financial Holdings Inc. (“Atlas”) does not believe that it is required to provide pro forma information. In your response letter, explain how you determined that disclosure about the pro forma effect of this offer is not material. Specifically address the impact of the offer on earnings, EPS and book value per share. We may have additional comments after reviewing your response.

The Circular will be amended by the Notice of Change and Variation to include pro forma financial information on the impact of the Offer on the book value per Share and the potential dilution of EPS if all of the outstanding Warrants were exercised. The Schedule TO-I will be amended accordingly to incorporate this pro forma financial information.
The impact of the Offer, based on the increased Purchase Price, on the book value per Share is illustrated in the table below.

Book Value per Ordinary Share	Actual 12-31-12 Before Warrant Tender	Pro Forma After Warrant Tender (2)	Change (3)
Shareholders' Equity	$59,864,214	$58,204,422	$(1,659,792)
Preferred Shares Liquidation Preference (1)	(19,620,000)	(19,620,000)
Equity Available to Ordinary Shareholders	$40,244,214	$38,584,422	$(1,659,792)
Ordinary shares outstanding
Ordinary voting shares	2,256,921	2,256,921	—
Restricted voting shares	3,887,471	3,887,471	—
Total ordinary shares outstanding	6,144,392	6,144,392	—
Book value per ordinary share outstanding	$6.55	$6.28	$(0.27)
Percentage decrease to book value per share			(4.1)%
(1) Liquidation amount of preferred shares as of December 31, 2012
(2) Assumes full tender of 3,983,502 warrants at $1.25 per unit of three warrants
(3) The settlement of the Offer will be made in cash
The table below illustrates the potential impact to basic earnings per share if the Warrants are not tendered and all are exercised:

For the Year Ended December 31, 2012
Net income	$3,165,988
Preferred share dividends	810,002
Net income available to ordinary shareholders	$2,355,986

Ordinary shares outstanding	2,256,921
Restricted shares outstanding	3,887,471
Weighted average shares:
Basic (ordinary + restricted)	6,144,281
Effect of warrant exercise	1,327,834
Pro forma - basis weighted average shares outstanding	7,472,115

Earnings per share
Basic	$0.38
Basic - pro forma	0.32
Effect of warrant exercise	$0.06
Percentage decrease in basic EPS due to warrant exercise	15.8%

It was initially determined that the pro forma financial information was not required based on Instruction 5 to Item 10 of Schedule TO-I. Atlas also considered that the Offer is made for cash and therefore, if the Offer is successful, Warrantholders who are not also shareholders would have no further interest in the Company or in the financial impact of the Offer.

2
See our last comment above. If the impact on earnings, EPS and book value per share is quantitatively immaterial, explain whether investors would consider that disclosure material in making a tender decision.

Noted. As stated in the response above, the Company does not believe that Warrantholders in evaluating the Offer have an interest in its impact on the financial condition of the Company given that the consideration is cash and there is no financing condition.

3	Where you reference the Private Securities Litigation Reform Act of 1995, note that the Act's safe harbor provisions for forward-looking statements do not apply in the context of a tender offer.

Noted. This will be reflected in the Notice of Change and Variation.

4
Capital Canada values each warrant in the range of $0.83 to $1.00 per warrant, with a suggested mid-point value of $0.92 per warrant. See page 16 of the Capital Canada Warrant Valuation Report included as Exhibit (a)(1)(B). This fact, and the fact that the offer is below fair market value as determined by your financial advisor, should be disclosed in the offer materials, including in the Summary Term Sheet.

Noted. Capital Canada prepared an updated valuation as of April 30, 2013, indicating a fair market value range of C$1.13 to C$1.28 with a midpoint value of C$1.21 per unit of three Warrants. This is reflected in the Notice of Change and Variation along with a statement that the increased Purchase Price is above the midpoint of the indicated fair market range (based on the Bank of Canada's noon exchange rate of C$1.0079 for U.S.$1.00 as at May 3, 2013). The updated valuation is included as an exhibit to the amended Schedule TO-I/A.

5	Summarize the accounting treatment for the offer, or explain why it is not material.

Warrants purchased under the Offer will represent a reduction in the capital and a corresponding decrease in the Company's cash on hand. This is reflected in the Notice of Change and Variation.

6
Note that tendering warrant holders have the right to withdraw at any time after the expiration of forty business days from the commencement of the offer, if not yet accepted for payment. See Rule 13e-4(f)(2)(ii). Provide the same disclosure under “Withdrawal Rights” later in the offer materials.

Noted. This is reflected in the Notice of Change and Variation.

7
See our comment above. In the “Summary and Conclusion” section of the Capital Canada Valuation Report (on page 16), the range presented seems to be different than the range of $0.73 and $0.90 range you disclose here. Please revise or advise.

Noted. The range is revised in the Notice of Change and Variation and the range from the updated Capital Canada valuation has also been added to the Summery Term Sheet.

8
See our last comment above. To the extent that the valuation range has been presented incorrectly in the bid circular mailed to security holders, explain how you intend to correct and disseminate revised information.

The Company has mailed or will mail to each Warrantholder the Notice of Change and Variation, which includes the revisions described in the responses above and correcting the Valuation range. The Company expects that the Notice of Change and Variation will be mailed by the close of business on May 3, 2013, which based on the scheduled Expiration Date of May 17, 2013 leaves 10 business days for Warrantholders to consider the revised disclosure and increased consideration.
* * * * *
Please do not hesitate to contact the undersigned at +1 416.216.3941 with any questions or further comments.
Yours truly,
/s/ Paul Fitzgerald
Paul Fitzgerald

cc:    Atlas Financial Holdings, Inc.